FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Peter Chamberlain
jfmv@endesa.cl	ptcm@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE THIRD QUARTER PERIOD ENDED SEPTEMBER 30, 2005

(Santiago, Chile, October 27, 2005) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the third quarter period ended September 30, 2005. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). September 2004 figures have been adjusted by the year-to-year CPI variation of 3.0% . The figures expressed in US Dollars for both periods were calculated based on the September 30, 2005 exchange rate of 529.2 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile at September 2005 amounted to US$ 148.7 million, as a result of improvements in both the company’s operating income and non-operating result.

Operating income during the period was US$ 548.6 million, an increase of US$ 9.3 million (1.7%) and resulting from important improvements in Chile and Brazil that were partially offset by weaker results from Argentina, mainly due to the impact of the export business with Brazil, and to a lesser degree to reduced results from our operations in Colombia and Peru. The enhanced operating income for the third quarter of 2005 allowed covering the 7.2% decline in consolidated operating income reported for the first half of the year, evidencing the strong recovery achieved in this last quarter.

Consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$800.7 million during third quarter of 2005, 18.7% increase compared to the same period in 2004, in constant US dollars. The distribution by country and adjusted by ownership shows that Chile contributes with 60.9%, Colombia with 13.4%, Argentina with 8.6%, Peru with 7.3% and Brazil with 9.8% . On the other hand, the net consolidated debt decreased by US$ 66.3 million in the third quarter of 2005 compared to the same period of the year before.

2

The most relevant factors of the period January-September 2005 are:

a)	Positive operating performance in Chile due to the improved hydrology as from June this year which permitted the vast majority of the reservoirs to recover their historic levels, a reduction in thermal generation and lower energy purchases on the spot market, thus recovering from the slimmer margins seen in the first half of the year.

b)	The improvement in the consolidated operating income of Endesa Chile in the period July - September of 2005 compared to the same period of 2004, of US$ 36.2 million, due mainly to an improvement in operating income in Chile.

c)	The modifications to the Chilean Electricity Law, known as the Short Law II, have meant an increase in regulated generating tariffs to levels more in line with the reality of electricity supply costs in Chile and international fossil fuel prices, as well as recognition of the uncertainty in natural gas supplies from Argentina.

d)	The great importance to the company of having first-class hydroelectric generating plants which have proved to be an enormous support for generation on the SIC. The importance of the 690 MW installed capacity that Ralco has added in a scenario of demand growth and shortage of natural gas is proof enough to support our clear position in favor of hydroelectric plants as Chile’s principal source of energy from every point of view, including the environmental, given the continued abundance of this natural resource.

e)	In August 2005 Endesa Chile and its subsidiaries broke their hydraulic generation record in Chile, achieving a production of 1,676 GWh during the mention month. This was achieved as a result of the good condition of the plants which have been able to operate at their maximum capacity and also due to good hydrology that has enabled the reservoirs to recover their levels.

f)	A significant reduction in consolidated financial expenses as a result of lower level of debt and also the appreciation of the Chilean peso against the US dollar. It is also important to mention the recent refinancing in the Argentine market of the syndicated loan of Endesa Costanera S.A. (formerly Endesa Costanera S.A., having changed its name on September 20), which proves the company’s consolidated and recognized position.

g)	A commercial policy consisting of a mix of company generation and market conditions. This is the policy which has been mainly responsible for the improvement in operating results in Chile in recent years and enables Endesa Chile to face the future in very good condition, especially considering the situation of the reservoirs.

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEM ENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	8
NON OPERATING INCOME	10

CONSOLIDATED BALANCE SHEET ANALYSIS	11
Assets (Chilean GAAP, Thousand US$)	11
Assets (Chilean GAAP, Million Ch$)	11
Liabilities (Chilean GAAP, Thousand US)	12
Liabilities (Chilean GAAP, Million Ch$)	12
Financial Debt Maturities with Third Parties	13
Ratios	14

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	15
Assets (Million Ch$, Thousand US$)	15
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	16

CONSOLIDATED CASH FLOW (Chilean GAAP)	17
Consolidated cash flow (Thousand US$)	17
Consolidated cash flow (Million Ch$)	17

CONSOLIDATED CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	17
Cash flow (Million US$)	17

CONSOLIDATED CASH FLOW (Chilean GAAP)	18
Cash flows originated from operating activities (Million Ch$, Thousand US$)	18
Cash flows originated from financing activities (Million Ch$, Thousand US$)	18
Cash flows originated from investing activities (Million Ch$, Thousand US)	18

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	19

MARKET RISK ANALYSIS	21

EXCHANGE AND INTEREST RATE RISK ANALYSIS	22

BUSINESS INFORMATION. MAIN OPERATING FIGURES IN GWh	23

ENDESA CHILE’S OPERATING REVENUES AND EXPENSES
BREAK DOWN BY COUNTRY (Chilean GAAP)	25

ENDESA CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	26

ENDESA CHILE’S OWNERSHIP STRUCTURE	27

CONFERENCE CALL INVITATION	28

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of September	As of September	Variation	%Var.
	2004	2005

Operating Revenues	1,565,740	1,639,908	74,168	4.7%
Operating Expenses	(978,266)	(1,037,480)	(59,214)	(6.1%)

Operating Margin	587,474	602,427	14,954	2.5%

SG&A	(48,162)	(53,779)	(5,618)	(11.7%)

Operating Income	539,312	548,648	9,336	1.7%

Net Interest Income (Expense)	(265,871)	(236,432)	29,439	11.1%
Interest Income	22,299	24,690	2,391	10.7%
Interest Expense	(288,170)	(261,122)	27,048	9.4%
Net Income from Related Companies	36,076	(1,941)	(38,018)	(105.4%)
Equity Gains from Related Companies	36,201	14,244	(21,957)	(60.7%)
Equity Losses from Related Companies	(125)	(16,185)	(16,060)	(12876.9%)
Net other Non Operating Income (Expense)	(30,745)	(2,256)	28,489	92.7%
Other Non Operating Income	29,832	74,686	44,854	150.4%
Other Non Operating Expense	(60,577)	(76,942)	(16,365)	(27.0%)
Positive Goodwill Amortization	(2,307)	(1,992)	315	13.7%
Price Level Restatement	2,416	3,038	622	25.7%
Exchange differences	16,669	20,074	3,406	20.4%

Non Operating Income	(243,763)	(219,510)	24,253	9.9%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	295,549	329,138	33,589	11.4%

Income Tax	(143,345)	(131,796)	11,548	8.1%
Extraordinary Items	-	-	-
Minority Interest	(61,742)	(70,983)	(9,240)	(15.0%)
Negative Goodwill Amortization	24,847	22,386	(2,461)	(9.9%)

NET INCOME	115,309	148,745	33,436	29.0%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)
	As of September	As of September	Variation	%Var.
	2004	2005

Operating Revenues	828,590	867,839	39,250	4.7%
Operating Expenses	(517,698)	(549,035)	(31,336)	(6.1%)

Operating Margin	310,891	318,804	7,913	2.5%

SG&A	(25,487)	(28,460)	(2,973)	(11.7%)

Operating Income	285,404	290,345	4,941	1.7%

Net Interest Income (Expense)	(140,699)	(125,120)	15,579	11.1%
Interest Income	11,801	13,066	1,265	10.7%
Interest Expense	(152,500)	(138,186)	14,314	9.4%
Net Income from Related Companies	19,092	(1,027)	(20,119)	(105.4%)
Equity Gains from Related Companies	19,158	7,538	(11,620)	(60.7%)
Equity Losses from Related Companies	(66)	(8,565)	(8,499)	(12876.9%)
Net other Non Operating Income (Expense)	(16,270)	(1,194)	15,076	92.7%
Other Non Operating Income	15,787	39,524	23,737	150.4%
Other Non Operating Expense	(32,058)	(40,718)	(8,660)	(27.0%)
Positive Goodwill Amortization	(1,221)	(1,054)	167	13.7%
Price Level Restatement	1,278	1,608	329	25.7%
Exchange differences	8,821	10,623	1,802	20.4%

Non Operating Income	(128,999)	(116,165)	12,835	9.9%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	156,405	174,180	17,775	11.4%

Income Tax	(75,858)	(69,747)	6,111	8.1%
Extraordinary Items	-	-	-
Minority Interest	(32,674)	(37,564)	(4,890)	(15.0%)
Negative Goodwill Amortization	13,149	11,847	(1,302)	(9.9%)

NET INCOME	61,022	78,716	17,695	29.0%

Main events during the period

Investments

Regarding the investment projects in Chile, Endesa Chile is working on the construction of the Palmucho 32 MW pass-through hydroelectric plant which will make use of the ecological flow from the Ralco plant. The total projected investment is US$ 32 million and its start-up is planned for the second half of 2007.

With respect to the construction of the thermal plant adjoining San Isidro, was authorized het signature as a preliminary note to proceed with Mitsubishi, within the framework of the San Isidro Plant Expansion Project, with a maximum liquid natural gas (LNG) combined-cycle capacity of 377 MW. This is expected to start operating commercially in open cycle by March 31, 2007, while the combined-cycle operation will start up in February 2008. The investment is projected at US$ 200 million.

In August 2005, Endesa Eco presented to the National Environmental Commission for the Maule Region its Environmental Impact Declaration (EID) for the construction of the Ojos de Agua mini-hydroelectric plant to be located some 100 kilometers from the city of Talca in the valley of the river Cipreses, downstream from La Invernada lake. The mini-hydroelectric plant will have a capacity of 9 MW and an average annual production of 60 GWh, with an investment of US$ 15.5 million.

On August 11, Endesa Chile acquired directly and indirectly a further 25 % shareholding in Compañía Eléctrica San Isidro S.A. for approximately US$ 15 million, with which its direct and indirect shareholding in Compañía Eléctrica San Isidro S.A. is now 100%.

As part of the long term investment plan, Endesa Chile has began the first step of field exploration and establishing an appropriate relationship with the community and the regional authorities for the development of the Aysen project in the extreme south of Chile. The project considers an installed capacity of 2,430 MW and will require an investment of approximately US$ 2,000 million. This has become a need for the electricity system in Chile and confirms the responsibility and continuous commitment of Endesa Chile with the country.

Regulated tariffs in Chile

On October 18, 2005, the CNE delivered to electricity companies its Definitive Node Price Setting Report for the Central Grid System (SIC), which price shall be applicable as from November 1 this year. The 30% band around the average of free prices again operated on the monomic price, producing US$63.26 per MWh at the Alto Jahuel node. The resultant price reflects the high costs of the system due to the higher cost of alternative fuels and the restrictions on natural gas from Argentina.

Financing

On September 30, 2005 Endesa Costanera in Argentina reached agreement with Credit Suisse First Boston International for the refinancing of the company’s syndicated loan of US$ 30 million at a 4.5 year term and with a three year grace period.

Sustainability, Environment and Corporate Governance

In September 2005, Endesa Chile obtained a result of 71% in its 2005 evaluation made by the agency Sustainable Asset Management (SAM Research), showing an excellent performance in Corporate Sustainability in 2004. This percentage places the company among the leading companies worldwide in this matter, with three percentage points above the average of the companies evaluated by the research institute (58%) and eleven points over the company’s result of the previous year (60%).

The board of Endesa Chile, at its ordinary meeting held on July 26, 2005, accepted the resignation of Hector Lopez Vilaseco as the company’s Chief Executive Officer effective on September 1, 2005. Rafael Mateo Alcala, previously Production and Transportation Officer was appointed as the new Chief Executive Officer of Endesa Chile. At the board meeting held on September 30, Hector Lopez Vilaseco was appointed as a director of the company in the place of Ignacio Blanco Fernandez.

On July 25, 2005, the board of Endesa Chile approved the Procedures for the Ethics Channel and Handling of Complaints relating to accounting, internal control of financial information and aspects related to auditing, in compliance with the provisions of section 301 of the United States Sarbanes Oxley Act.

Rating Actions

On January 26, 2005, Moody’s Investor Services upgraded Endesa-Chile’s international rating from “Ba2” to “Ba1” with a “stable outlook.” The upgrade was based on the operating and financial efficiencies achieved during the last few years. On February 9, 2005, Fitch maintained the company’s international rating as “BBB-“ and changed the outlook from “stable” to “positive.” On October 14, 2005, Moody’s also changed the outlook from “stable” to “positive.” On October 26, 2005, Standard and Poor’s also changed the outlook from “stable” to “positive.”

Conclusion

The company has demonstrated its advantage in having a portfolio of highly-efficient investments for continuing to improve its results, given the maturity of its commercial policies and the financial improvements obtained without affecting its growth capability.

However, and precisely because of the energy environment in Chile deriving from the so-called Argentine gas crisis, and the effects also caused by the Argentine energy crisis on the electricity interconnection business between Argentina and Brazil, the company remains alert to these contingencies and is focusing its efforts on minimizing the risks and taking advantage of the opportunities that these situations may create, considering the sustained growth in demand for electricity in the region that has reached 5.6% in Argentina, 4.7% in Brazil, 3.8% in Colombia, 4.4% in Chile and 4.5% in Peru during the period. A clear example of the latter is that Endesa Chile has began working in the field exploration and establishing an appropriate relationship with the community and the regional authorities to achieve all the environmental approvals required for the construction of Aysen plants, a necessity for Chile.

Operating Income

Consolidated operating revenues in the third quarter of 2005 were US$ 1,639.9 million, a 4.7 % increase over the same period of the previous year, which represent an improvement of US$ 74.2 million. Accumulated sales volumes to September 2005 amounted to 42,437 GWh, which represents a growth of 7.1 % over September 2004.

The accumulated operating cost to September 2005 amounted to US$ 1,037.5 million, a 6.1% increase over the same period of 2004. Electricity production amounted to 38,096 GWh, compared to 35,041 GWh in the same period of 2004, notable being the 10.5 % increase in hydroelectric production.

The higher consumption and average price of fuels for thermal generation incurred early in the year explain the increase in these costs which reached US$ 253.8 million, i.e. a rise of 25.3 % over the figures at September 2004. In addition, the costs of energy tolls and transportation increased by 1.2 % or US$ 2.6 million as a result of a 7.1% increase in electricity sales.

The following provides an analysis of the business by country:

Operating income in Argentina for the period January-September 2005 was US$ 35.8 million, compared to US$ 51.4 million in the same period of 2004. This operating income was explained by US$ 15.8 million from operating income of Endesa Costanera and US$ 20.0 million from operating income of El Chocon. The reduced operational result of Endesa Costanera of US$ 25.1 million as of September 2005, is explained by US$ 37.9 million of higher costs by the generation of electricity using liquid fuel (fuel oil) for export to Brazil, caused by the calling of the lines to that country at the end of the first half of this year as a result of the delayed rains in southern Brazil. This led to a large gap between contract energy prices and generating costs which adversely affected the results. Regarding Endesa Costanera’s operating revenues, this were increased in 4.9% reaching US$ 207.1 million, however the company has seen its revenues reduced with respect to fixed charges for capacity on its export business to Brazil, which has been compensated by the reorientation of operations to the Argentine market. Endesa Costanera’s sales volume increased by 14.6% in the January-September 2005 period, reaching 6,683 GWh, compared to 5,834 GWh during the same period of 2004.

Reduced operating income of Endesa Costanera was partially offset by US$ 9.5 million of improved operating income from El Chocón, basically explained by US$ 8.5 million increase in its operating revenues due to improved hydrology in the Comahue region and to an increase in energy sales prices due to the recognition of higher natural gas prices in the electric market. Electricity sales volumes of El Chocón reached 2,988 GWh during the nine-month period, a 4.7% increase over the corresponding 2004 period.

In Brazil, Cachoeira Dourada’s operating income in the third quarter of 2005 was US$ 35.1 million, US$ 15.7 million more than in the same period of the year before. Favorable hydrology in the south-east-center region permitted the production of Cachoeira to increase by 10.5%, thus reducing its energy purchase needs. Electricity sales were increased by 30.4% as a result of higher sales volumes, the tariff adjustment and the higher average sales price. The cost of sales was reduced by 4.7% to US$ 37.1 million.

In Chile, operating income in the third quarter of 2005 was US$ 227.2 million, 11.4 % higher than in the same period of 2004. Sales increased by 13.2%, from US$ 666.2 to US$ 754.1 million as a result of a favorable hydrology in the quarter and an increase in the node price following the application of the Short Law II effective from June 13, 2005. Electricity sales volumes reached 15,121 GWh, equivalent to a 14.0 % increase over 2004. The incorporation of the Ralco hydroelectric plant allowed an increase in hydroelectric production of 3,581 GWh. Thermal generation fell by 749 GWh compared to the same period in 2004; however, this implied a higher cost in the first six months of the year as a result of the restrictions on natural gas from Argentina that directly impacted on our subsidiary San Isidro whose operating income showed a fall of US$ 56.2 million because of heavy generation using liquid fuels and the rise in international prices, and due to higher energy purchases to comply contractual commitments.

In Colombia, operating income of Betania consolidated with Emgesa through the third quarter of 2005 reached US$ 174.1 million, 5.3% less than in the same period of the year before, explained by lower operating revenues of Emgesa basically due to lower hydrology which reduced its hydroelectric generation and forced it to increase its thermal generation. On the other hand, the higher generation of Betania allows increasing its operating revenues in US$ 2.7 million, while the higher spot price increased its operational costs of energy purchases in US$ 6.6 million.

In Peru, Edegel’s operating income for the first nine months of 2005 was US$ 76.5 million, 5.4% below the level of the same period of 2004, mainly due to 16.6% lower electricity sales that can be explained by reduced spot prices due to the higher levels of hydrology. Hydroelectric production increased by 6.6 % and sales volumes by 7.6%. The cost of sales also declined by 26.8% to US$ 80.0 million, mainly as the result of lower costs for fuel, energy and capacity purchases, because 2004 was a dry year in Peru. Although Edegel’s operating revenues in Chilean pesos as of September 2005 were lower than the figures of September 2004, if the effect of the 13% appreciation of the Chilean peso was excluded, Edegel´s operating figures would show an improvement over 2004 results.

The hydrological risk has been largely covered in the countries where the company operates thanks to commercial policies that suit each country’s operations.

Non-Operating Income

Non-operating results for the January-September 2005 period were a loss US$ 219.5 million, compared to a negative US$ 243.8 million in the same period of 2004. The principal variations in the non-operating result were:

Interest expense and interest income: Interest expenses fell by US$ 27.0 million from US$ 288.2 million in 2004 to US$ 261.1 million in 2005, reflecting the reduced debt level and the appreciation of the Chilean peso against the dollar. On the other hand, larger cash balances increased interest income by US$ 2.4 million, from US$ 22.3 million in 2004 to US$ 24.7 million in 2005.

Equity in net income of related companies: The net result of investments in related companies declined by US$ 38.0 million in the January-September 2005 period compared to the same period of 2004, basically explained by the lower accrued income from our Brazilian associate company Compañía de Interconexión Energética S.A. (CIEN) derived from the lack of supply from Argentina to Brazil.

Other net non-operating income and expenses: Other non-operating income and expenses showed an improved net result of US$ 28.5 million, mainly explained by the conversion adjustment required under Technical Bulletin No.64 with respect to our foreign subsidiaries, of US$ 32.4 million. These were partially offset by higher provisions for contingencies and litigations.

Price-level restatements and Exchange differences: Price-level restatements and exchange differences showed a net positive change of US$ 4.0 million in 2005 compared to the year before, principally due to the effects of the 7.4 % real appreciation of the Chilean peso against the dollar, compared to a 0.7 % depreciation in 2004.

Income Tax and deferred taxes: Income tax declined by US$ 11.5 million through the third quarter of 2005 compared to the same period in 2004. Accumulated consolidated income tax amounted to US$ 131.8 million, comprising a charge of US$ 86.1 million for income tax, an increase of US$ 2.2 million compared to the same period of 2004 related to increased taxable income, and US$ 45.7 million for deferred taxes, which represents a decline of US$ 13.8 million with respect to the same period of 2004. The lower charge for deferred taxes is the result of the improved results of the companies, with the consequent reduction in tax losses, basically Endesa Costanera S.A. in Argentina and the end of the Court Stability Agreement of Edegel in Peru.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:
Table 2

Assets (Thousand US$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Current Assets	988,768	665,845	(322,923)	(32.7%)
Fixed Assets	9,181,674	8,094,641	(1,087,033)	(11.8%)
Other Assets	563,234	708,481	145,247	25.8%

Total Assets	10,733,676	9,468,967	(1,264,709)	(11.8%)

Table 2.1

Assets (Million Ch$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Current Assets	523,256	352,365	(170,891)	(32.7%)
Fixed Assets	4,858,942	4,283,684	(575,258)	(11.8%)
Other Assets	298,063	374,928	76,865	25.8%

Total Assets	5,680,261	5,010,977	(669,284)	(11.8%)

The Company’s total assets at September 30, 2005 declined by US$ 1,264.7 million with respect to the same date of the year before, mainly because:

Current assets decreased by US$ 322.9 million, mainly explained by a fall in cash and banks and time deposits of US$ 98.7 million, principally in the Colombian subsidiary Emgesa by available funds for the capital reduction that has already been done; in note and accounts receivable from related companies of US$ 225.5 million, basically from the associate company Atacama Finance Co. transferred to other assets, and in other current assets of US$ 25.3 million due to lower time deposits to bond payable, which was partially offset by increases in sundry debtors and inventories of US$ 45.6 million due to the higher toll reliquidation according to the “Ley N°19940” or short law and higher fuel purchases.

Fixed assets decreased by US$ 1,087.0 million principally due to depreciation for the period of US$ 250.3 million and the effect of the exchange rate on the fixed assets of foreign subsidiary companies of US$ 907.0 million as a result of the methodology followed of carrying non-monetary assets in historic dollars in subsidiaries located in unstable countries, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants. This was partially offset by new assets acquired of US$ 70.9 million.

Other assets increased by US$ 145.2 million, explained by increased notes and accounts receivable from related companies, basically from the associate Atacama Finance Co.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Table 3

Liabilities (Thousand US$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Current liabilities	843,859	974,724	130,865	15.5%
Long-term liabilities	4,464,593	3,601,073	(863,520)	(19.3%)
Minority interest	2,382,874	1,805,717	(577,157)	(24.2%)
Equity	3,042,350	3,087,454	45,104	1.5%

Total Liabilities	10,733,676	9,468,967	(1,264,709)	(11.8%)

Table 3.1

Liabilities (Million Ch$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Current liabilities	446,570	515,824	69,254	15.5%
Long-term liabilities	2,362,663	1,905,688	(456,975)	(19.3%)
Minority interest	1,261,017	955,585	(305,432)	(24.2%)
Equity	1,610,012	1,633,880	23,869	1.5%

Total Liabilities	5,680,261	5,010,977	(669,284)	(11.8%)

Current liabilities increased by US$ 130.9 million mainly due to the increase in bonds payable of US$ 411.3 million following the transfer from long to short term of bonds of Endesa Chile and the subsidiaries Endesa Chile Internacional S.A. and Emgesa S.A.; to an increase in dividends payable and accounts payable of US$ 60.0 million, partially offset by reduced borrowing from banks and financial institutions, following repayments and a reduced exchange rate of US$ 245.6 million and a reduction in notes and accounts payable to related companies of US$ 110.1 million, mainly the Colombian associate Codensa S.A. and the parent Enersis S.A.

Long-term liabilities reduced by US$ 863.5 million, which primarily can be explained by a decline in borrowings from banks and financial institutions, bonds payable and obligations to other institutions of US$ 941.8 million, reflecting repayments, debt refinancing and transfers to short term, as well as the influence of the appreciation of the Chilean peso against the US Dollar at September 30, 2005 compared to same date of 2004, partially offset by increases in sundry creditors and deferred taxes of US$ 83.3 million.

The minority interest fell by US$ 577.2 million, mainly reflecting the decreases in the equity positions of foreign subsidiaries controlled in US Dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants.

Shareholders’ equity increased by US$ 45.1 million compared to September 2004. This is principally explained by the increase in retained earnings of US$ 96.5 million and the increased net income for the period of US$ 148.7 million, compensated by the reduction in other reserves of US$ 84.9 million due to the appreciation of the Chilean peso and its effect in the shareholders’ equity because of a conversion adjustment of investments controlled in dollar terms and by dividend payments of US$ 65.6 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2005	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	18,406	396,577	47,506	416,350	630,832	397,532	1,069,142	2,976,346

Endesa Chile (*)	18,406	396,577	47,506	416,350	630,832	397,532	1,069,142	2,976,346

Argentina	19,545	53,402	35,844	29,969	38,540	25,683	19,636	222,619

Costanera	19,545	43,804	35,844	29,969	38,540	25,683	19,636	213,021

Hidroinvest	0	9,599	0	0	0	0	0	9,599

Perú	57,270	80,080	60,000	29,320	40,930	0	8,800	276,400

Edegel	57,270	80,080	60,000	29,320	40,930	0	8,800	276,400

Brazil	862	4,098	5,379	1,967	0	0	0	12,306

Cachoeira	862	4,098	5,379	1,967	0	0	0	12,306

Colombia	14,941	99,507	25,477	0	137,422	52,411	170,335	500,094

Emgesa	2,203	74,030	0	0	137,422	0	91,719	305,374
Betania	12,739	25,477	25,477	0	0	52,411	78,616	194,720

TOTAL	111,025	633,665	174,205	477,606	847,725	475,626	1,267,913	3,987,765

Table 4.1

(Million Ch$)	2005	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	9,740	209,869	25,140	220,333	333,836	210,374	565,790	1,575,082

Endesa Chile (*)	9,740	209,869	25,140	220,333	333,836	210,374	565,790	1,575,082

Argentina	10,343	28,260	18,968	15,860	20,396	13,592	10,391	117,810

Costanera	10,343	23,181	18,968	15,860	20,396	13,592	10,391	112,731

Hidroinvest	0	5,080	0	0	0	0	0	5,080

Perú	30,307	42,378	31,752	15,516	21,660	0	4,657	146,271

Edegel	30,307	42,378	31,752	15,516	21,660	0	4,657	146,271

Brazil	456	2,169	2,846	1,041	0	0	0	6,512

Cachoeira	456	2,169	2,846	1,041	0	0	0	6,512

Colombia	7,907	52,659	13,483	0	72,724	27,736	90,141	264,650

Emgesa	1,166	39,177	0	0	72,724	0	48,538	161,604
Betania	6,741	13,483	13,483	0	0	27,736	41,604	103,046

TOTAL	58,754	335,336	92,189	252,749	448,616	251,701	670,979	2,110,325

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

Table 5

Ratios	Unit	As of Sept. 2004	As of Sept. 2005	%Var.

Liquidity	Times	1.17	0.68	(41.9%)
Acid ratio test *	Times	1.07	0.60	(43.9%)
Leverage **	Times	0.98	0.94	(4.1%)
Short-term debt	%	15.9	21.3	34.0%
Long-term debt	%	84.1	78.7	(6.4%)

* Current assets net of inventories and pre-paid expenses
** Compounds to the ratio = Total debt / (equity + minority interest)

The Company’s liquidity ratios declined at September 2005 with respect to September 2004. The current ratio was 0.68 to 1, 41.9 % below the level at September 2004, and the acid test ratio was 0.60 to 1, 43.9 % below September 2004. This deterioration is explained by the reductions in current assets, principally due to a fall in time deposits and notes and accounts receivable from related companies, basically by changing the short term account receivables of our affiliate company Atacama Finance Co. to the long term, and an increase in current liabilities, principally bonds payable, whose change to the short term from the long term in Endesa Chile, Edegel, Emgesa and Endesa Chile Internacional.

The debt ratio at September 2005 was 1.48 to 1, a reduction of 14.9% compared to September 2004 as a result of the company’s positive performance, the repayment of financial debt and the appreciation of the Chilean peso against the US Dollar.

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of Sept. 2004	As of Sept. 2005	As of Sept. 2004	As of Sept. 2005

CURRENT ASSETS
Cash	26,466	8,094	50,010	15,296
Time Deposits	126,911	93,034	239,817	175,802
Marketable Securities	6,273	5	11,854	10
Accounts Receivable, net	136,601	130,181	258,127	245,995
Notes receivable	180	-	340	-
Other accounts receivable	13,816	31,258	26,107	59,066
Amounts due from related companies	166,442	47,125	314,516	89,050
Inventories, net	16,852	23,558	31,845	44,517
Income taxes recoverable	7,345	10,107	13,879	19,098
Prepaid expenses	2,492	3,266	4,709	6,172
Deferred assets	3,207	2,447	6,061	4,624
Other current assets	16,671	3,290	31,503	6,216

Total current assets	523,256	352,365	988,768	665,845

PROPERTY, PLANT AND EQUIPMENT
Property	37,793	46,729	71,416	88,301
Buildings and Infrastructure	5,895,017	5,454,882	11,139,487	10,307,788
Plant and equipment	1,083,270	938,109	2,046,996	1,772,693
Other assets	54,426	83,435	102,845	157,663
Technical appraisal	635,170	538,094	1,200,245	1,016,806
Sub - Total	7,705,676	7,061,248	14,560,990	13,343,251
Accumulated depreciation	(2,846,734)	(2,777,564)	(5,379,315)	(5,248,609)

Total property, plant and equipment	4,858,942	4,283,684	9,181,674	8,094,641

OTHER ASSETS
Investments in related companies	189,363	143,676	357,828	271,497
Investments in other companies	72,996	20,803	137,937	39,309
Positive Goodwill	22,156	17,807	41,867	33,648
Negative goodwill	(68,631)	(41,263)	(129,688)	(77,973)
Long-term receivables	12,770	17,650	24,131	33,351
Amounts due from related companies	681	98,358	1,287	185,861
Intangibles	31,520	27,062	59,561	51,137
Accumulated amortization	(9,199)	(9,105)	(17,383)	(17,205)
Others	46,408	99,942	87,695	188,855

Total other assets	298,063	374,928	563,234	708,481

TOTAL ASSETS	5,680,261	5,010,977	10,733,676	9,468,967

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Sept. 2004	As of Sept. 2005	As of Sept. 2004	As of Sept. 2005

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	96,861	27,936	183,034	52,789
Current portion of long- term debt	94,026	32,957	177,676	62,277
Notes Payable	-	-	-	-
Current portions of bonds payable	59,616	277,284	112,653	523,968
Current portion of other long- term debt	25,180	24,061	47,581	45,467
Dividends payable	3,251	15,944	6,143	30,128
Accounts payable and accrued expenses	43,398	62,466	82,007	118,039
Miscellaneous payables	15,027	19,239	28,396	36,354
Amounts payable to related companies	68,961	10,695	130,311	20,210
Provisions	23,400	20,006	44,218	37,805
Withholdings	8,887	10,150	16,793	19,180
Income Tax	3,218	12,863	6,080	24,307
Deferred Income	190	107	360	201
Deferred Taxes	-	-	-	-
Other current liabilities	4,555	2,117	8,607	4,001

Total current liabilities	446,570	515,824	843,859	974,724

LONG-TERM LIABILITIES
Due to banks and financial institutions	323,652	233,844	611,587	441,881
Bonds payable	1,791,946	1,435,864	3,386,141	2,713,272
Due to other institutions	110,033	57,497	207,923	108,649
Accounts payable	16,040	35,417	30,310	66,926
Amounts payable to related companies	-	-	-	-
Accrued expenses	43,679	39,146	82,539	73,972
Deferred taxes	67,386	92,070	127,336	173,980
Other long-Term liabilities	9,927	11,850	18,758	22,392

Total Long-term liabilities	2,362,663	1,905,688	4,464,593	3,601,073

Minority interest	1,261,017	955,585	2,382,874	1,805,717

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,081,700	1,076,449	2,044,028	2,034,106
Capital revaluation reserve	20,552	25,835	38,837	48,819
Additional paid-in capital-share premium	216,220	216,227	408,580	408,591
Other reserves	52,076	7,128	98,406	13,469
Total Capital and Reserves	1,370,549	1,325,638	2,589,850	2,504,984
development period of certain subsidiaries
Retained Earnings
Retained earnings	178,441	229,527	337,191	433,724
Net Income	61,022	78,716	115,309	148,745
Accumulated surplus (deficit) during development
period of certain subsidiaries	-	-	-	-

Total Retained Earnings	239,463	308,243	452,500	582,469

Total Shareholders' Equity	1,610,012	1,633,880	3,042,350	3,087,454

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	5,680,261	5,010,977	10,733,676	9,468,967

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Operating	258,893	348,222	89,329	34.5%
Financing	(212,649)	(510,245)	(297,596)	(139.9%)
Investment	(65,783)	(68,458)	(2,675)	(4.1%)

Net cash flow of the period	(19,538)	(230,480)	(210,942)	(1079.6%)

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of Sept. 2004	As of Sept. 2005	Variation	% Var.

Operating	137,006	184,279	47,273	34.5%
Financing	(112,534)	(270,021)	(157,488)	(139.9%)
Investment	(34,812)	(36,228)	(1,416)	(4.1%)

Net cash flow of the period	(10,340)	(121,970)	(111,631)	(1079.6%)

Main aspects of the current period on the effective cash flow statement are:
a)	The company’s operating activities generated a positive flow of US$ 348.2 million, a 34.5% increase over the same period in 2004. This was primarily comprised of a net income for the period of US$ 148.7 million, plus charges to income not representing net cash flow of US$ 221.1 million, increases in assets affecting cash flow of US$ 41.1 million, reductions in liabilities affecting cash flow of US$ 44.2 million, gains on sales of assets of US$ 7.3 million and minority interest of US$ 71.0 million.

b)	Financing activities generated a negative flow of US$ 510.2 million, representing a 139.9% increase over September 2004. This mainly resulted from the repayment of loans and bonds of US$ 530.4 million, a reduction of capital in subsidiaries of US$ 153.2 million and dividend payments of US$ 132.5 million. This is offset by loans drawn and an increase in bonds payable of US$ 231.0 million and the drawing of documented loans from related companies of US$ 74.9 million.

c)	Investment activities generated a negative flow of US$ 68.5 million, following acquisitions of fixed assets of US$ 70.9 million, mainly in Endesa Chile, Edegel and Endesa Costanera; documented loans to related companies of US$ 44.6 million and permanent and other investments of US$ 15.8 million, compensated by the collection of documented loans to related companies of US$ 52.2 million and sales of fixed assets and other investment income of US$ 10.7 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow (Million US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Argentina	8.6	8.1	-	-	-	-	20.0	-	-	-	28.6	8.1
Peru	-	-	15.0	14.3	-	-	-	-	3.9	13.9	18.9	28.2
Brazil	-	-	16.5	35.7	-	-	-	-	-	-	16.5	35.7
Colombia	22.7	-	-	-	-	-	-	42.6	-	-	22.7	42.6
Total	31.3	8.1	31.5	50.0	-	-	20.0	42.6	3.9	13.9	86.7	114.6

(1) The figures are expressed at exchange rate of $529.2 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of Sept. 2004	As of Sept. 2005	As of Sept. 2004	As of Sept. 2005

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	61,0 22	78,716	115,309	148,745

(Profit) loss in sale of assets
(Profit) loss in sale of assets	(213)	(3,875)	(403)	(7,322)
Charges (credits) which do not represent cash flows:	125,934	117,014	237,971	221,115
Depreciation	136,376	132,476	257,701	250,333
Amortization of intangibles	1,144	904	2,161	1,709
Write -offs and provisions	-	2,333	-	4,408
Amortization of positive goodwill	1,221	1,054	2,307	1,992
Amortization of negative goodwill (less)	(13,149)	(11,847)	(24,847)	(22,386)
Accrued profit from related companies (less)	(19,158)	(7,538)	(36,201)	(14,244)
Accrued loss from related companies	66	8,565	125	16,185
Net, price -level restatement	(1,278)	(1,608)	(2,416)	(3,038)
Net exchange difference	(8,821)	(10,623)	(16,669)	(20,074)
Other credits which do not represent cash flow (less)	(1,541)	(14,040)	(2,911)	(26,530)
Other charges which do not represent cash flow	31,075	17,337	58,720	32,760
Assets variations which affect cash flow:	13,590	(21,744)	25,680	(41,088)
Decrease (increase) in receivable accounts	29,822	(21,678)	56,353	(40,963)
Decrease (increase) in inventories	(7,151)	(9,922)	(13,513)	(18,749)
Dividends from related companies	-	-	-	-
Decrease (increase) in other assets	(9,081)	9,856	(17,160)	18,625
Liabilities variations which affect cash flow:	(96,000)	(23,397)	(181,407)	(44,212)
Accounts payable related to operating results	(70,518)	(17,513)	(133,254)	(33,093)
Interest payable	2,987	(343)	5,645	(648)
Income tax payable	(6,128)	17,350	(11,580)	32,786
Accounts payable related to non operating results	(20,102)	5,021	(37,985)	9,489
Accrued expenses and withholdings	(2,239)	(27,913)	(4,232)	(52,746)
Minority Interest	32,674	37,564	61,742	70,983

Net Positive Cash Flow Originated from Operating Activities	137,006	184,279	258,893	348,222

CASH FLOWSORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	215,121	55,116	406,503	104,150
Proceeds from debt issuance	26,181	67,117	49,473	126,827
Proceeds from loans obtained from related companies	3,137	39,637	5,927	74,900
Capital distribution	(4,082)	(81,089)	(7,714)	(153,230)
Other financing sources	13,525	-	25,558	-
Dividends paid	(69,117)	(70,113)	(130,607)	(132,489)
Loans, debt amortization (less)	(278,453)	(211,956)	(526,178)	(400,521)
Issuance debt amortization(less)	(8,067)	(34,869)	(15,244)	(65,890)
Amortization of loans obtained from related companies	(3,220)	(32,932)	(6,085)	(62,230)
Amortization of expenses in issuance debt	(486)	-	(919)
Other disbursements related to financing(less)	(7,072)	(932)	(13,363)	(1,761)

Net Cash Flow Originated from Financing Activities	(112,534)	(270,021)	(212,649)	(510,245)

CASH FLOWS ORI GINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	242	2,691	458	5,084
Sale of related companies	2,619	-	4,949	-
Sale of other investments	65	-	123	-
Collection upon loans to related companies	19,997	27,599	37,788	52,153
Other income on investments	41,238	2,962	77,925	5,598
Additions to fixed assets (less)	(85,258)	(37,517)	(161,107)	(70,893)
Investments in related companies (less)	-	(8,322)	-	(15,725)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(13,696)	(23,623)	(25,880)	(44,638)
Other investment disbursements(less)	(20)	(19)	(39)	(37)

Net Cash Flow Originated from Investment activities	(34,812)	(36,228)	(65,783)	(68,458)

Net Positive Cash Flow for the period	(10,340)	(121,970)	(19,538)	(230,480)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	224	(9,946)	423	(18,794)
NET VARIATION OF CASH AND CASH EQUIVALENT	(10,116)	(131,916)	(19,115)	(249,274)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	171,759	235,411	324,563	444,843

FINAL BALANCE OF CASH AND CASH EQUIVALENT	161,643	103,495	305,447	195,569

Most important changes in the markets where the company operates

ARGENTINA

  Resolution SE 752 was published which defines the scheme of irrevocable offers for gas purchases for the Argentine domestic market, with a maximum price equivalent to the export parity price (1.7 US$/MMBTU).
  The month of April and the first 20 days of May were marked by exports of energy to Brazil. The system covered just a part of the call from Brazil, due to the unavailability of machinery and the decision of the regulator to prevent purchases of energ y on the MEM in order to cover the interconnection contracts. The generators that support the interconnection with firm capacity contracts invoked force majeure against the customer in Brazil.
  The last days of May saw a recovery in water flows in the north-east (which also accompanied the end of exports to Brazil) and the rainfalls in the Comahue region permitted the system to receive large hydroelectric supplies, reducing the needs for thermal generation and thus fuels.

BRAZIL

  A second tender was held on April 2 for sales to distributors of 1,325 average-MW for the period 2008-2015. The average sales price was 83.1 R$/MWh. Cachoeira Dourada took part in the tender and was awarded a block of 133 MW at a price of 83.5 R$/MWh.
  During the last days of May, rainfalls allowed reservoir levels to increase by more than 20% in the south sub - system, reducing prices to below 30 R$/MWh.
  On September 11, the tariff for the supply of energy between Cachoeira Dourada and CELG was adjusted by 3.43%, using for the first time the criterion of a 100% adjustment of the IGPM without any deductions and eliminating the reducer X factor, established in the appendix to the Concession Contract of CDSA negotiated with Aneel/MME as a result of the dispute with CELG. The new tariff is 82.23 R$/MWh.

CHILE

  ENDESA, ENAP, COLBUN and METROGAS formally initiated the international tender process for selecting the company for supplying LNG to Chile. The tender will close during December 2005.
  Resolution SE 752 was published in Argentina defining the scheme of irrevocable gas purchase offers for the Argentine domestic market, at a maximum price equivalent to the export parity price (1.7 US$/MMBTU). These transactions could lead to further gas cuts to Chile.
  On May 19, Law 20,019 was published in the Official Gazette which broadens the application of the free- customers price band for the calculation of the Node Price (it may reach 30%), raises the ceiling price for long - term tenders of distribution companies, enables generating companies to agree reductions in consumption with customers consuming less than 500 kW and motivates the development of renewable energies. The application of this law will have immediate positive effects for the large generating companies as sales to distributors without contracts will be made at Marginal Cost instead of the Node Price.

  On June 16, 2005 the modifications to the Waters Code were published in the Official Gazette. These set a payment for a license for the non-use of water and promote competitive access for their use as these will be auctioned when there is more than one request for the right. This charge will come into effect on January 1, 2006. Because of the hydroelectric potential of the zone, the district of Palena in the 10th Region plus the 11th and 12th Regions, are excluded for the time being and until 2013.

COLOMBIA

  With the authorization of the shareholders’ meeting last year, ISA is preparing the formation of a new subsidiary which, from a Central Dispatch Center, will assume the planning and coordination of the operation of the resources of the National Electricity Grid and the management of the energy Exchange and Trading System in the wholesale market.
  UPME opened a tender for the construction of the expansion to 500MW of the interconnection line with Ecuador. Empresa de Energía de Bogotá S.A. was the winner and it is expected that the works will be concluded in the first quarter of 2007, involving a total investment of US$ 41.5 million.
  The government has indicated through the Ministry of Mines and Energy the priority nature of creating a new scheme for the Charge for Capacity. However, although CREG has set out work timetables and its exchange concepts with the interested parties, no conclusion has yet been reached. While the CREG may take more time and issue a new resolution during 2006, uncertainty remains in the generating sector about future development.

PERU

  The new bar tariffs came into effect on the first business day in May. These are US$ 29.66 per MWh for energy and US$ 5.04 per KW-month for capacity. This means a monomic price of 38.4 US$ per MWh which implies a reduction of 0.3% compared to the tariff-setting of November 2004. On June 4, tariff were adjusted upward after applying indexation factors in accordance with current legislation, reaching a monomic price of 40.3 US$ per MWh, a rise of 4.9%.

Market risk analysis

ARGENTINA
- Hydrology: Water flows have improved gradually, from levels 30% below the average hydrology in April to a 50 % surplus in June. In particular, the change on the river Uruguay (Salto Grande plant) was from –25% in April to +133% in June compared to the historic average. In the third quarter, the basin water flows were low (–15% against the average) but returned to normal toward the end of September (6% above average). Yacyretá, in the third quarter, had flows marginally above average while the Comahue basin saw flows starting high (50 % above average) but ended at about the average.

- Fuel prices: Well-mouth price increase for gas according to resolution 208/2004 was not applied in May 2005, but the authority has informed that will be transferred to MEM prices since July 25, 2005. It’s still pending the fourth and last step of increase in prices of July 2005.
During the July-September quarter, gas consumption by electricity plants fell by 21% and of fuel oil by 8%, compared to the previous quarter due to the increase in hydroelectric generation, especially during the first months of the period.

- Variation in demand: Domestic demand grew by an average 5.6% during 2005

BRAZIL
- Hydrology: Water flows in the south region improved in the second half of May, increasing the storage level from 40% in April to 60% in May and 90% in June. Flows were practically constant between June and September, with a change in volumes of 93% to 95% between those two months. In the south-east, because of the dry period, reservoir storage levels fell from 83% in June to 65% in September

- Fuel prices: The fuel price is not relevant

- Variation in demand: Demand increased over 4.7% during 2005

CHILE
- Hydrology: The probability at September of an excess of accumulated rainfalls in the hydrology year reached 26.4%, which represents a wet hydrology for the system.

- Fuels risk: Starting in January this year, additional restrictions have been applied to the supply of natural gas in the country’s center-south. Gas restrictions also remain in the north of Chile, affecting the Tal Tal plant by 0.9 MMm3/d. However, the low economic dispatch of the San Isidro and Tal Tal plants in the third quarter, because of the strong hydrology on the SIC, has made it unnecessary to use the full volume available under the gas contracts, so these restrictions have not affected the normal operation of the plants.

- Variation in demand: Demand increased near 4.4% in the SIC and 2.9% in the SING during 2005

COLOMBIA
 - Hydrology: The companies’ level of contracts makes their exposure to the hydrology risk relatively low. Total contributions to the SIN between January and September 2005 have been 97% of average. However, flows were extremely low during August and part of September whish led the exchange price to over 90 Col$/MWh. The flows of Guavio and Betania have generally been lower than average during the January-September period, being 77% and 73% respectively of probability of surplus (semi-dry condition for both basins).

- Fuel prices: Due to the offers declaration mechanism, the fuel price is just one component of the declared price. For dry conditions, the declared price could rise due to the perception of market players. The Endesa group has coal-fired thermal generation so an increase in the price of this fuel would affect the production costs of this plant. However, given the present hydrological condition, the operation of these plants has been low.

- Variation in demand: Demand increased near 3.8% during 2005

PERU
- Hydrology: The Endesa group is a net seller on the spot market so its exposure to dry hydrological conditions is low. The accumulated flows in the basins of the rivers Rimac, Tulumayo, Tarma and Junín-Mantaro correspond to a dry category (probability of surplus greater than 79%) except in the first case which is in the semi-dry category (probability of surplus of 67%).

- Fuels price: The international oil price directly affects the price of the liquid fuels used by most of the thermal plants so the energy prices on the system are strongly affected and the value of signed contracts falls.

- Variation in demand: Demand increased over 4.5% in during 2005

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in Brazil and Colombia show a lower indexation to the dollar so the subsidiaries in those markets have larger borrowings in local currency. In the case of Argentina, cash flows under energy and capacity export contracts with Brazil are indexed to the dollar which reduces the exchange risk exposure in that country.

The company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mis-matched accounting position in recent years, which has reached prudent levels, the company has modified its Dollar-Peso hedging policy by setting a maximum accounting mis-match position over which hedging transactions are made.

At September 30, 2005, the company in consolidated terms has dollar-peso forward contracts in Chile amounting to US$ 74 million, compared to no contracts at the same date last year. This change is mainly due to the increase in the mis-matched position.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 92% / 8 % at September 30, 2005. The percentage at fixed rates has increased compared to the 90% / 10 % fixed / variable percentages at September 2004, thus reducing the interest-rate fluctuation risk.

Business Information Main Operating Figures in GWh

Table 10

As of Sept. 2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE

Total generation	6,662.6	2,848.9	2,644.8	1,569.9	7,285.3	3,306.5	13,777.6

Hydroelectric generation	-	2,848.9	2,644.8	1,569.9	7,098.7	3,010.7	11,119.0

Thermal electric generation	6,662.6	-	-	-	186.6	295.8	2,658.6

Purchases	73.9	139.1	252.7	472.6	2,024.5	203.6	1,565.5

Purchases to related companies -
generators	-	-	-	-	-	-	5,044.9

Purchases to others generators	-	-	-	-	77.9	100.4	690.3

Purchases at spot	73.9	139.1	252.7	472.6	1,946.6	103.3	875.1

Transmission losses or pump
consumption	-	-	-	(0.2)	62.0	38.4	222.5

Total electricity sales	6,683.0	2,988.0	2,897.5	2,042.7	9,233.1	3,471.7	15,120.9

Sales at regulated prices	-	-	1,928.8	299.4	1,790.1	713.6	4,775.6

Sales to related companies others
activities (regulated prices)	-	-	-	848.4	2,162.8	793.1	3,168.7

Sales at unregulated prices	507.7	543.1	664.1	-	2,272.1	1,307.5	3,546.8

Internal sales (unregulated prices)	485.1	317.4	-	-	-	-	-

Sales at spot marginal cost	5,690.2	2,127.4	304.6	895.0	3,008.0	657.5	3,629.8

Sales to related companies generators	-	-	-	-	-	-	5,044.6

TOTAL SALES IN THE SYSTEM	65,671.0	65,671.0	250,777.9	51,122.4	51,122.4	14,432.2	36,749.3

Market Share on total sales (%)	10.2%	4.5%	1.2%	4.0%	18.1%	24.1%	41.1%

As of Sept. 2004	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE

Total generation	5,738.1	2,736.6	2,394.2	1,415.2	7,603.3	3,067.6	12,086.0

Hydroelectric generation	-	2,736.6	2,394.2	1,415.2	7,548.7	2,825.0	8,678.0

Thermal electric generation	5,738.1	-	-	-	54.7	242.5	3,408.0

Purchases	95.4	118.0	420.5	535.3	2,141.7	192.8	1,348.0

Purchases to related companies -
generators	-	-	-	-	-	-	4,359.0

Purchases to others generators	-	-	-	-	113.7	89.3	847.0

Purchases at spot	95.4	118.0	420.5	535.3	2,027.9	103.5	501.0

Transmission losses or pump
consumption	-	-	-	-	65.1	34.5	174.0

Total electricity sales	5,833.6	2,854.6	2,814.7	1,950.9	9,679.9	3,225.8	13,260.0

Sales at regulated prices	-	-	2,215.5	264.3	1,580.3	359.6	4,258.0

Sales to related companies others
activities (regulated prices)	-	-	-	660.0	2,636.7	811.2	3,585.0

Sales at unregulated prices	372.6	468.0	267.5	-	2,184.3	1,307.6	3,679.0

Internal sales (unregulated prices)	226.7	232.2	-	-	-	-	-

Sales at spot marginal cost	5,234.3	2,154.4	331.7	1,026. 5	3,278.6	747.4	1,738.0

Sales to related companies generators	-	-	-	-	-	-	4,359.0

TOTAL SALES IN THE SYSTEM	62,164.0	62,164.0	239,816.0	48,195.9	48,195.9	13,805.7	34,097.3

Market Share on total sales (%)	9.4%	4.6%	1.2%	4.0%	20.1%	23.4%	38.9%

Business Information Main Operating Figures in GWh

Table 10.1

As of Sept. 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE

Total generation	8,162.5	1,513.0	2,709.6	1,125.5	13,510.6	267.0	13,777.6

Hydroelectric generation	6,896.4	1,513.0	2,709.6	-	11,119.0	-	11,119.0

Thermal electric generation	1,266.1	-	-	1,125.5	2,391.6	267.0	2,658.6

Purchases	5,108.8	97.4	-	971.8	1,133.1	432.4	1,565.5

Purchases to related companies -
generators	4,405.6	97.4	-	542.0	5,044.9	-	5,044.9

Purchases to others generators	690.3	-	-	-	690.3	-	690.3

Purchases at spot	12.9	-	-	429.9	442.8	432.4	875.1

Transmission losses or pump
consumption	176.0	12.4	26.6	4.7	219.7	2.8	222.5

Total electricity sales	13,095.3	1,598.0	2,683.0	2,092.6	14,424.4	696.6	15,120.9

Sales at regulated prices	4,604. 5	-	85.0	86.1	4,775.6	-	4,775.6

Sales to related companies others
activities (regulated prices)	3,168.7	-	-	-	3,168.7	-	3,168.7

Sales at unregulated prices	2,237.7	0.2	84.6	527.7	2,850.2	696.6	3,546.8

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	2,443.4	-	1,094.8	91.6	3,629.8	-	3,629.8

Sales to related companies
generators	641.1	1,597.8	1,418.6	1,387.1	5,044.6	-	5,044.6

TOTAL SALES IN THE SYSTEM	27,823.5	27,823.5	27,823.5	27,823.5	27,823.5	8,925.8	36,749.3

Market Share on total sales (%)	45%	0%	5%	3%	52%	8%	41%

As of Sept. 2004	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE

Total generation	6,303.0	1,005.0	2,414.0	2,049.0	11,771.0	315.0	12,086.0

Hydroelectric generation	5,259.0	1,005.0	2,414.0	-	8,678.0	-	8,678.0

Thermal electric generation	1,044.0	-	-	2,049.0	3,093.0	315.0	3,408.0

Purchases	4,979.0	232.0	-	63.0	915.0	433.0	1,348.0

Purchases to related companies -
generators	4,127.0	232.0	-	-	4,359.0	-	4,359.0

Purchases to others generators	847.0	-	-	-	847.0	-	847.0

Purchases at spot	5.0	-	-	63.0	68.0	433.0	501.0

Transmission losses or pump
consumption	129.0	10.0	22.0	10.0	171.0	3.0	174.0

Total electricity sales	11,153.0	1,227.0	2,392.0	2,102.0	12,515.0	745.0	13,260.0

Sales at regulated prices	4,175.0	-	41.0	42.0	4,258.0	-	4,258.0

Sales to related companies others
activities (regulated prices)	3,585.0	-	-	-	3,585.0	-	3,585.0

Sales at unregulated prices	2,353.0	-	82.0	499.0	2,934.0	745.0	3,679.0

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	808.0	-	850.0	80.0	1,738.0	-	1,738.0

Sales to related companies
generators	232.0	1,227.0	1,419.0	1,481.0	4,359.0	-	4,359.0

TOTAL SALES IN THE SYSTEM	25,795.2	25,795.2	25,795.2	25,795.2	25,795.2	8,302.1	34,097.3

Market Share on total sales (%)	42%	0%	4%	2%	49%	9%	39%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of Sept. 2004	As of Sept. 2005	As of Sept. 2004	As of Sept. 2005	% Var

OPERATING REVENUES	1,565,740	1,639,908	2,958,692	3,098,843	4.7%

Energy sales revenues:	804,104	846,056	1,519,472	1,598,745	5.2%

Endesa Chile and subs. in Chile	329,117	378,318	621,915	714,887	14.9%
Costanera	104,479	109,585	197,428	207,077	4.9%
El Chocón	25,153	29,652	47,531	56,031	17.9%
Cachoeira	32,061	41,795	60,585	78,978	30.4%
Betania	28,780	30,166	54,384	57,002	4.8%
Emgesa	178,776	168,406	337,823	318,228	(5.8%)
Edegel	105,737	88,134	199,806	166,542	(16.6%)

Other revenues:	24,485	21,783	46,268	41,162	(11.0%)

Endesa Chile and subs. in Chile	23,456	20,725	44,323	39,163	(11.6%)
Costanera	-	-	-	-
El Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	-	47	-	88
Emgesa	125	168	236	318	34.8%
Edegel	904	843	1,709	1,593	(6.8%)

OPERATING EXPENSES	517,698	549,035	978,266	1,037,480	6.1%

Fixed Costs:	43,442	44,993	82,091	85,020	3.6%

Endesa Chile and subs. in Chile	23,719	24,271	44,820	45,863	2.3%
Costanera	4,776	5,388	9,024	10,182	12.8%
El Chocón	1,135	1,191	2,145	2,250	4.9%
Cachoeira	1,303	1,464	2,462	2,767	12.4%
Betania	1,021	1,139	1,929	2,153	11.6%
Emgesa	7,121	7,298	13,456	13,791	2.5%
Edegel	4,368	4,241	8,254	8,014	(2.9%)

Depreciation and Amortization:	136,734	132,947	258,379	251,223	(2.8%)

Endesa Chile and subs. in Chile	48,228	57,345	91,134	108,361	18.9%
Costanera	18,012	15,732	34,037	29,728	(12.7%)
El Chocón	11,282	9,521	21,319	17,992	(15.6%)
Cachoeira	13,404	11,323	25,330	21,396	(15.5%)
Betania	7,778	6,460	14,698	12,208	(16.9%)
Emgesa	21,975	18,525	41,524	35,006	(15.7%)
Edegel	16,055	14,040	30,337	26,531	(12.5% )

Variable Costs:	337,522	371,095	637,797	701,238	9.9%

Costanera	58,487	78,802	110,520	148,908	34.7%

El Chocón	6,704	7,889	12,669	14,908	17.7%
Cachoeira	5,877	6,831	11,105	12,908	16.2%
Betania	6,210	9,934	11,734	18,772	60.0%
Emgesa	63,471	60,427	119,938	114,185	(4.8%)
Edegel	37,447	24,078	70,762	45,500	(35.7%)
Fuels and Lubricants in Chile	37,121	54,491	70,145	102,968	46.8%
Energy purchases in Chile	40,081	48,201	75,739	91,082	20.3%
Other variable costs in Chile	82,124	80,442	155,185	152,006	(2.0%)

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of Sept. 2004	As of Sept. 2005	As of Sept. 2004	As of Sept. 2005	% Var

OPERATING REVENUES	828,590	867,839	1,565,740	1,639,908	4.7%

Endesa Chile and subs. in Chile	352,573	399,043	666,238	754,050	13.2%
Costanera	104,479	109,585	197,428	207,077	4.9%
El Chocón	25,153	29,652	47,531	56,031	17.9%
Cachoeira	32,061	41,795	60,585	78,978	30.4%
Betania	28,780	30,212	54,384	57,090	5.0%
Emgesa	178,901	168,575	338,059	318,546	(5.8%)
Edegel	106,642	88,977	201,515	168,135	(16.6%)

OPERATING EXPENSES	517,698	549,035	978,266	1,037,480	6.1%

Endesa Chile and subs. in Chile	231,273	264,749	437,023	500,281	14.5%
Costanera	81,275	99,922	153,581	188,818	22.9%
El Chocón	19,122	18,601	36,133	35,150	(2.7%)
Cachoeira	20,584	19,618	38,896	37,071	(4.7%)
Betania	15,009	17,534	28,361	33,133	16.8%
Emgesa	92,567	86,250	174,919	162,982	(6.8%)
Edegel	57,870	42,360	109,354	80,045	(26.8%)

OPERATING MARGIN	310,891	318,804	587,474	602,427	2.5%

Endesa Chile and subs. in Chile	121,301	134,295	229,215	253,769	10.7%
Costanera	23,204	9,663	43,848	18,259	(58.4%)
El Chocón	6,031	11,050	11,397	20,881	83.2%
Cachoeira	11,478	22,177	21,689	41,907	93.2%
Betania	13,771	12,678	26,023	23,957	(7.9%)
Emgesa	86,334	82,324	163,140	155,564	(4.6%)
Edegel	48,772	46,617	92,161	88,090	(4.4%)

GENERAL AND ADMINISTRATIVE
COSTS	25,487	28,460	48,162	53,779	11.7%

Endesa Chile and subs. in Chile	13,365	14,076	25,254	26,599	5.3%
Costanera	1,590	1,313	3,004	2,482	(17.4%)
El Chocón	453	451	857	853	(0.4%)
Cachoeira	1,228	3,608	2,320	6,817	193.8%
Betania	292	291	552	550	(0.4%)
Emgesa	2,549	2,572	4,816	4,860	0.9%
Edegel	6,010	6,148	11,357	11,618	2.3%

OPERATING INCOME	285,404	290,345	539,312	548,648	1.7%

Endesa Chile and subs. in Chile	107,936	120,219	203,961	227,170	11.4%
Costanera	21,614	8,349	40,843	15,777	(61.4%)
El Chocón	5,578	10,599	10,540	20,028	90.0%
Cachoeira	10,250	18,570	19,368	35,090	81.2%
Betania	13,479	12,387	25,471	23,407	(8.1%)
Emgesa	83,785	79,752	158,324	150,704	(4.8%)
Edegel	42,761	40,469	80,804	76,471	(5.4%)

INTERNATION AL GENERATOR
CONTRIBUTION	177,468	170,126	335,351	321,478	(4.1%)

Endesa Chile’s Ownership Structure, as of September 30, 2005 Total Shareholders: 23,656. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.66%
ADR’s	4.47%
Individuals	5.48%
Others	9.41%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2005, on Friday, October 28, 2005, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 88 43, international.
Dial-In number: 1 (866) 202 30 48
Passcode I.D.: 43381743

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 88046641

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: October 27, 2005	By:	/s/ RAFAEL MATEO ALCALA

Name: Rafael Mateo Alcalá
Title: General Manager